February 11, 2008

Mail Stop 4561

Mr. Paul Roszel
Chairman of the Board of Directors
RecycleNet Corporation
175 East 400 South, Suite 900
Salt Lake City, UT 84111

    Re: RecycleNet Corporation
              Form 10-KSB for the year ended December 31, 2006
              Filed 3/19/07
              File No. 0-30550

Dear Mr. Roszel:

     We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

              Sincerely,

              Daniel L. Gordon
              Branch Chief